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Exhibit 99.1

        December 10, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that it purchased for cancellation 90,000 Ordinary Shares of 1/3p each at an average price of 185.22 pence per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

11 December 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 10 December 2002 it purchased for cancellation 21,095 Ordinary Shares of 1/3p each at an average price of 183.9269p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

12 December 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 11 December 2002 it purchased for cancellation 25,000 Ordinary Shares of 1/3p each at an average price of 189.52p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

13 December 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 12 December 2002 it purchased for cancellation 25,000 Ordinary Shares of 1/3p each at an average price of 187.4432p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

16 December 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 13 December 2002 it purchased for cancellation 25,000 Ordinary Shares of 1/3p each at an average price of 173.84p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

December 17, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that it purchased for cancellation 20,000 Ordinary Shares of 1/3p each at an average price of 166.5 pence per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

18 December 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 17 December 2002 it purchased for cancellation 70,000 Ordinary Shares of 1/3p each at an average price of 179.2229p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

19 December 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 18 December 2002 it purchased for cancellation 57,400 Ordinary Shares of 1/3p each at an average price of 174p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

20 December 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 19 December 2002 it purchased for cancellation 176,000 Ordinary Shares of 1/3p each at an average price of 170p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

23 December 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 20 December 2002 it purchased for cancellation 58,300 Ordinary Shares of 1/3p each at an average price of 171p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

27 December 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 24 December 2002 it purchased for cancellation 59,300 Ordinary Shares of 1/3p each at an average price of 168.58p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

30 December 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 27 December 2002 it purchased for cancellation 115,520 Ordinary Shares of 1/3p each at an average price of 172.80p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

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  Exhibit 99.1